December 2, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Investors Trust (on behalf of ING Pioneer Equity Income Portfolio) (File No. 333-170123)

Dear Mr. Foor:

This letter responds to the comments that were provided in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING Pioneer Equity Income Portfolio (the “Acquiring Portfolio”), a series of ING Investors Trust (the “Registrant”), on October 25, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Lord Abbett Growth and Income Portfolio, another series of the Registrant (the “Acquired Portfolio” and together with the Acquiring Portfolio, the “Portfolios”) with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  All revisions to the Registration Statement in response to your comments will be reflected in the definitive Registration Statement which will be filed on or about December 2, 2010 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)              Comment. Summary - Pages 3-4.

a.  Comment.  The Proposed Reorganization.  Please clarify whether shareholders will receive shares of Large Cap Value Portfolio or Pioneer Equity Income Portfolio (as the Reorganization is concurrent with Pioneer Equity Income Portfolio’s changes to Large Cap Value Portfolio).

Response:  The Registrant notes that the section “Introduction” states that “after the closing of the Reorganization, shareholders of Lord Abbett Growth and Income Portfolio would ultimately hold shares of Large Cap Value Portfolio” and the introductory paragraph in the section “Summary — The Proposed Reorganization” states that upon the consummation of the Reorganization, each shareholder of the Acquired Portfolio will receive shares of Large Cap Value Portfolio.  However, in response to your comment, the Registrant will also revise the last bullet point on page 3 to clearly state that shareholders of the Acquired Portfolio will receive shares of Large Cap Value Portfolio.

b.  Comment.  In the first bullet, clarify that the appointment of ING-affiliated entities as two additional new sub-advisers are the subject of separate shareholder votes.

Response: The first bullet point disclosure has been revised in response to your comment.

c.  Comment.  Please clarify, in the sections “Introduction” and “Summary”, whether the Reorganization is also contingent on the approval of the two additional ING-affiliated entities as sub-advisers.

Response: The Reorganization is contingent on the shareholder approval of ING IM as the sub-adviser of the Acquiring Portfolio as is currently disclosed in both sections “Introduction” and “Summary.”  The Reorganization is not contingent upon the shareholder approval of the two additional ING-affiliated entities.  In response to your comment, the Registrant will add a disclosure in the second bullet point of the section “Summary” that while shareholder approval is also solicited for the proposals to add the two additional ING-affiliated entities as sub-advisers to the Acquiring Portfolio, the Reorganization is not contingent upon the approval of these two sub-advisers.

d.  Comment.  The fourth bullet indicates shareholder approval of the Sub-Adviser Change Proposal would result in the three ING entities being approved as sub-advisers. Please revise, in the Introduction, the definition of the term “the Sub-Adviser Change Proposal” to clearly indicate that there are three separate ING entities that are the subjects of three shareholder votes.

Response: The Sub-Adviser Change Proposal refers to the proposal to appoint ING IM as the Acquiring Portfolio’s new sub-adviser, and is separate from the other two proposals to appoint IIM B.V. and ING Asia/Pacific as the two additional sub-advisers.  The fourth bullet point will be revised to state that:

The Acquired Portfolio is sub-advised by Lord, Abbett & Co. LLC (“Lord Abbett”) and the Acquiring Portfolio, subject to shareholder approval of the Sub-Adviser Change Proposal and shareholder approvals of IIM B.V. and ING Asia/Pacific, would initially be sub-advised by ING IM, and could in the future also be sub-advised by IIM B.V. and ING Asia/Pacific;

2)              Comment. Annual Portfolio Operating Expenses - Pages 6-7.

a.  Comment.  Footnote 2 describes that DSL will waive its advisory fee equal to 50% of the savings from the lower sub-adviser fee thru May 1, 2012.  Please disclose if this arrangement will result in lower fee to shareholders in light of the existing fee waiver arrangement.

Response: The Registrant notes that the annual benefit to DSL, which is approximated at 0.0075% of the Acquiring Portfolio’s net assets or $9,400 annually (based on the Acquiring Portfolio’s net assets as of July 31, 2010), will be shared equally with the Acquiring Portfolio such that 0.00375% or $4,700 would be shared with the Acquiring Portfolio on an ongoing basis. The Registrant also acknowledges that, because the Acquiring Portfolio’s gross expense ratios currently exceed the limits under an existing expense limitation agreement, the 0.00375% or $4,700 shared benefit would have no effect on the Acquiring Portfolio’s expense ratios. However, if the expense limitation agreement is not renewed after May 1, 2012, this benefit sharing would have an effect on the Acquiring Portfolio’s expense ratios and would reduce the Acquiring Portfolio’s net expense ratios by an annual rate of 0.00375%.  In response to your comment, the Registrant has revised footnote 2 to clarify the effect of this 50% advisory fee reduction on the Acquiring Portfolio’s expense ratios.

b.  Comment.  Footnote 2. Please explain the reference to the expense limitation of 1.09% for Class S2 (disclosure does not appear to correspond to the table). Also, the footnote disclosure uses the funds’ names while the table headings use the terms Acquired and Acquiring portfolios.  Please revise to avoid confusion (i.e., include fund names in headings).

Response: As disclosed in the Registration Statement, the Acquiring Portfolio currently does not offer Class S2 shares and upon the consummation of the Reorganization, Class S2 shares of the Acquired Portfolio will be merged into Class S of the Acquiring Portfolio.  The Registrant has deleted references to Class S2 shares in footnote 2 in response to your comment.  With respect to the table headings, the disclosure has been revised in response to your comment.

3)              Comment. Performance of a Substantially Similar Managed Fund - Page 16.  Please disclose that the performance presented represents the only substantially similar account managed by ING IM.  In addition, please address the presentation of this performance in light of page 20 disclosure that the Board considered a composite of substantially similar discretionary client accounts managed by the same sub-adviser.

Response:  The disclosure on pages 16 and 20 has been revised in response to your comment.

4)              Comment. Reasons for the Reorganization - Page 19.  Please explain the statement that the Reorganization was proposed in part to “feature investment by ING-affiliated entities….”

Response:  The statement has been replaced as follows:

The reorganizations are designed to reduce the overlap in funds offered in the ING Funds complex, thereby eliminating inefficiencies and potential confusion about overlapping funds, and to ~~feature investment by ING-affiliated entities in strategies that DSL believes could potentially benefit investors~~ replace funds facing challenges relating to scale, performance, ability to attract assets, or strategic fit on ING platforms.

5)              Comment. Board Considerations - Pages 19 and 20.

a.  Comment.  Please explain how the Board applied the factors it considered to its decision.  In addition, please state the Board’s conclusions as to these material factors.  For example, the statement that the Board considered the changes to the investment objectives, policies, restrictions, management and portfolio holdings does not provide insight into the Board’s consideration of these items and their connection to the Board’s recommendations.  Please further discuss any Board conclusions as to the higher gross expense ratios of the Acquiring Portfolio.

Response: As it is currently disclosed in the Registration Statement, the Board has determined that the interests of the shareholders of each Portfolio will not be diluted as a result of the Reorganization, and that the Reorganization is in the interests of each Portfolio and its shareholders.  The determination was made after the Board’s considerations of detailed information on the facts and circumstances of the

Reorganization, including, e.g.: the economic benefits that the Acquired Portfolio shareholders will receive from lower net expense ratios; the changes in the investment objectives, policies, restrictions, management and portfolio holdings of the Portfolios; the costs of the Reorganization, etc.  In evaluating all of these factors, the parties have no reason to believe that any single factor was controlling or determinative, and the Board did not make any conclusion with respect to each individual factor.  Further, the Registrant believes that there is no requirement to disclose in the Registration Statement on Form N-14 the detailed discussion of factors considered by the Board for the Reorganization.

b.  Comment.  Clarify the “direct and indirect costs” the Board considered that would be borne by each Portfolio and their shareholders. Please specifically address whether the Board considered transaction costs to be borne by shareholders in connection with the Reorganization. Per prior comment, please detail how the Board applied its consideration of costs to its decision to recommend the Reorganization.

Response: The “direct costs” refer to the expenses of the Reorganization, which as disclosed in the section “Expenses of the Reorganization” “shall include, but not be limited to, the costs associated with the preparation of any necessary filings with the SEC, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.”  The “indirect costs” refer to the costs as a result of the portfolio transitioning, including the estimated transactional costs associated with any anticipated transition in the holdings of the Acquired Portfolio.  The Registrant notes that with respect to each proposed reorganization of the ING Funds, briefing materials given to the Board include estimates on the direct and indirect costs of the proposed reorganization, and the costs and benefits of the proposed reorganization are routinely scrutinized by a committee of the Board, which then reports to the full Board.

With respect to the requested disclosure of the Board consideration of the costs of the Reorganization in detail, please see our response to Comment 5(a) above.

6)              Comment. Portfolio Transitioning - Page 20.  Please explain the relevance for tax qualified investors the disclosure as to the potential realization of taxable gains or losses for the portfolios from the transitioning.

Response:  The current disclosure on page 20 states that the portfolio transitioning “may result in the realization of taxable gains or losses for either or both Portfolios.”  If either Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed when the gains or losses are distributed to the shareholder and thus it would be important for that shareholder to be informed of the tax consequences.  However, since shareholders of the Portfolios are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are generally not subject to any tax consequences as a result of the portfolio transitioning.  Accordingly, the current disclosure generally may not be relevant to shareholders of the Portfolios and as a practical matter may not be necessary.  As a result, the Registrant has deleted this disclosure in the Registration Statement.

II.                                     MISCELLANEOUS

7)              Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

8)              Comment: Please provide a footnote to the fee table disclosing total dollar amount of reorganization costs paid by the Portfolios, if any, and the associated per share amount of these costs.

Response:  As disclosed in the section “Expenses of the Reorganization” on page 21 of the Registration Statement, the investment adviser of the Portfolios pays for the expenses of the Reorganization.  Since the Portfolios do not pay for these expenses, the Registrant does not disclose the dollar amount in the Registration Statement.  Further, this information is not required to be disclosed in a footnote to the fee table.  The Registrant notes that the fee table in the Registration Statement complies with the format prescribed in Item 3 of Form N-1A as it is required under Form N-14, Item 3.

9)              Comment: Please disclose an estimate of the percentage of securities to be sold as part of the transitioning in connection with the Reorganization, no matter if these sales will occur before or after the merger.

Response.  As currently disclosed in the section titled “Portfolio Transitioning,” a transition manager will be retained to conduct the portfolio transitioning, which is expected to take place prior to the closing of the Reorganization, and that the transition manager is expected to sell a significant portion of the Acquired Portfolio’s holdings shortly prior to the closing of the Reorganization.

Management was able to estimate that approximately 80% of the Acquired Portfolio’s holdings are expected to be sold prior to the closing of the Reorganization based on the Acquired Portfolio’s holdings as of May 14, 2010.  Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011, the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

10)        Comment.  Please disclose the portfolio transaction costs that are expected to be generated as a result of the portfolio transitioning.

Response.  If the Reorganization took place on May 14, 2010 and approximately 80% of the Acquired Portfolio’s holdings were sold prior to the closing of the Reorganization, management was able to estimate that the transaction costs, all of which would be borne by the Acquired Portfolio, would have been approximately $45,000.  Because this estimated number would likely be different from the number expected at the closing of the Reorganization in January 2011 and the estimated costs are not significant (about 0.04% of the Acquired Portfolio’s net assets as of May 14, 2010 and less than $0.001 per share), the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

11)        Comment:  If applicable and regardless of the portfolio transitioning, include a footnote to the Portfolios of Investments that states that the investments of the Acquired Portfolio comply with the compliance guidelines and investment restrictions of the Acquiring Portfolio.

Response.  Pursuant to our discussion with the staff regarding this comment, the Registrant will add a footnote to the Portfolios of Investments to state that a significant portion of the Acquired Portfolio’s holdings is expected to be sold shortly prior to the closing of the Reorganization, and that after the closing of the Reorganization the Acquiring Portfolio may not be immediately fully invested in accordance with its stated investment strategies.  This disclosure is consistent with the disclosure currently provided in the section “Portfolio Transitioning.”

12)        Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (the “NAST letter”), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:  We recognize that the choice of the accounting survivor is a close question for this Reorganization.  The Reorganization is unusual because of the changes that would occur with both the Acquired and Acquiring Portfolios.  Not only would the Acquired Portfolio disappear, but the Acquiring Portfolio would also undergo significant changes, including changes of its investment objective, strategies and management.  Based upon a recommendation from management, the Board has approved the Reorganization with a choice of the Acquiring Portfolio as the accounting survivor.  This is primarily for two reasons:

a.               First, in form and structure the Acquiring Portfolio is the surviving entity, which creates a presumption that the surviving fund should serve as the accounting survivor.  This presumption could be overcome based on countervailing facts and circumstances, as suggested by the NAST letter, but we do not find them present in this situation.

b.              Second, with respect to the factors set forth in the NAST letter, the “expense structure and expense ratio” factor supports the selection of the Acquiring Portfolio as the accounting survivor.  Specifically, it is expected that the fee structure and pro forma expense ratios of the combined Portfolio after the Reorganization will be substantially the same as the fee structure and expense ratios of the Acquiring Portfolio and different from those of the Acquired Portfolio.

c.               The other factors in the NAST letter are largely neutral or irrelevant.  Because the combined Portfolio after the Reorganization would have an investment objective, strategies and portfolio management different from those of both the Acquiring Portfolio and the Acquired Portfolio, all three factors of the “investment adviser,” “investment objective, policies and restrictions” and “portfolio composition” do not weigh in favor of either Portfolio as the accounting survivor.  Clearly, the departure from the sub-adviser of the Acquiring Portfolio and the strategies of that Portfolio do not overcome the presumption from the form of the transaction, noted above.  Further, because the sizes of both the Acquired Portfolio and the Acquiring Portfolio are relatively similar (approximately $140 million and $125 million, respectively, as of June 30, 2010), the “asset size” factor does not support the selection of any Portfolio as the accounting survivor either.

Accordingly, the Acquiring Portfolio will be the survivor for accounting purposes.  We appreciate the closeness of the question, and we welcome your views on this matter (and would appreciate hearing from you promptly if you disagree).

13)        Comment.  Capitalization — The adjustment to Net Assets for Class S2 should be $(1,796,281).

Response. $1,796,281 of Class S2 assets is included in the total adjustment to Class S; the other $(18,314) is the merger related transition costs allocated to Class S2 and S.  Total adjustment to Class S is therefore $1,777,967.

14)        Comment.  Statement of Assets and Liabilities — Adjustment to Net Assets for Class S2 should be $(1,796,281).  Additionally, remove footnote (A) from the adjustment.

Response. The disclosure has been revised in response to your comment.

15)        Comment. Statement of Assets and Liabilities — Footnote (A) refers to Note 4 for disclosure related to transitioning costs; however footnote 4 only provides disclosure related to reorganization costs.

Response. The disclosure has been revised in response to your comment.

16)        Comment.  Statement of Operations — Remove the adjustment for one time transition costs from the statement.  Statement of Operations should only reflect adjustments that will have a continuing impact.

Response. The disclosure has been revised in response to your comment.

17)        Comment.  Portfolios of Investments — Pro Forma Column should be titled ING Large Cap Value Portfolio.

Response. The disclosure has been revised in response to your comment.

18)        Comment.  Portfolios of Investments — Please provide a note to the Portfolios of Investments describing the portfolio transitioning.

Response. The note has been provided in response to your comment.  Please also see our response to Comment 11 above.

19)        Comment.  Notes — Revise statement in Note 1 that states the portfolio of investments “reflects management’s anticipation that most portfolio transitioning will take place shortly prior to the closing date of the merger”.  The portfolio of investments makes no statement or adjustment for the portfolio transitioning.

Response. The disclosure in Note 1 has been deleted in response to your comment.

20)        Comment.  Notes — Note 4 should provide disclosure related to the portfolio transitioning and estimates related to the costs of transitioning.

Response. With respect to the transitioning costs, please see our response to Comment 15 above.  With respect to disclosure related to the portfolio transitioning, we will add a note in response to Comment 11 above.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 202.261.3496 or Chris Okoroegbe at 408.477.2278.

Sincerely,

/s/ Hoang T. Pham
Hoang T. Pham

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Christopher C. Okoroegbe
Counsel
ING U.S. Legal Services

Jeffrey S. Puretz
Partner
Dechert LLP

[ING FUNDS LOGO]

December 2, 2010

Via EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Investors Trust (on behalf of ING Pioneer Equity Income Portfolio) (File No. 333-170123)

Dear Mr. Foor:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP